SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                 SCHEDULE 13G/A
                                 (Rule 13d-102)

             Information Statement Pursuant to Rules 13d-1 and 13d-2
                   Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*


                           Casella Waste Systems, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                 Class A Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   14744810
--------------------------------------------------------------------------------
                                 (CUSIP Number)


Check the appropriate box to designate the rule pursuant to which the Schedule is filed:

 [ ] Rule 13d-1(b)
 [ ] Rule 13d-1(c)
 [X] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 5 pages

-------------------------                           ---------------------------
|CUSIP No. 14744810     |            13G/A         |   Page  2  of   5  Pages |
|          --------     |                          |        ---     ---       |
-------------------------                           ---------------------------

|--------|---------------------------------------------------------------------
|  1     |  NAME OF REPORTING PERSON                                           |
|        |  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                  |
|        |                                                                     |
|        |     John W. Casella                                                 |
|--------|---------------------------------------------------------------------|
|  2     |  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]  |
|        |                                                            (b) [ ]  |
|        |     Inapplicable                                                    |
|--------|---------------------------------------------------------------------|
|  3     |  SEC USE ONLY                                                       |
|        |                                                                     |
|--------|---------------------------------------------------------------------|
|  4     |  CITIZENSHIP OR PLACE OF ORGANIZATION                               |
|        |                                                                     |
|        |     U.S.A.                                                          |
|--------|-----------------|--------|------------------------------------------|
|                          |   5    | SOLE VOTING POWER                        |
|                          |        |   1,216,450 shares                       |
|        NUMBER OF         |--------| -----------------------------------------|
|         SHARES           |   6    | SHARED VOTING POWER                      |
|      BENEFICIALLY        |        |   4,800 shares                           |
|        OWNED BY          ----------------------------------------------------|
|          EACH            |   7    |  SOLE DISPOSITIVE POWER                  |
|       REPORTING          |        |   1,216,450 shares                       |
|         PERSON           ----------------------------------------------------|
|          WITH            |   8    |  SHARED DISPOSITIVE POWER                |
|                          |        |   4,800 shares                           |
|--------|---------------------------------------------------------------------|
|   9    | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON        |
|        |                                                                     |
|        |     1,221,250 shares (Consists of the following: (a) 558,850 shares |
|        |     of directly held Class A Common Stock; (b) 4,800 shares of      |
|        |     indirectly held Class A Common Stock (which the reporting       |
|        |     person disclaims beneficial ownership of); (c) 494,100 shares   |
|        |     of Class B Common Stock; (d) 135,000 shares of Class A Common   |
|        |     Stock which Mr. Casella has the right to acquire within 60 days |
|        |     of December 31, 1998 upon the exercise of options; and          |
|        |     (e) 13,500 shares of Class A Common Stock which Mr. Casella has |
|        |     the right to acquire within 60 days of December 31, 1998 upon   |
|        |     the exercise of warrants.)                                      |
|--------|---------------------------------------------------------------------|
|  10    | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN       |
|        | SHARES*                                                             |
|        |     Inapplicable                                                    |
|--------|---------------------------------------------------------------------|
|  11    | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9                     |
|        |     8.3%                                                            |
|--------|---------------------------------------------------------------------|
|  12    |  TYPE OF REPORTING PERSON *                                         |
|              IN                                                              |
-------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

                                Page 2 of 5 pages

Item 1(a)            Name of Issuer:
                     ---------------

                     Casella Waste Systems, Inc.

Item 1(b)            Address of Issuer's Principal Executive Offices:
                     ------------------------------------------------

                     25 Greens Hill Lane
                     Rutland, Vermont  05701

Item 2(a)            Name of Person Filing:
                     ----------------------

                     John W. Casella

Item 2(b)            Address of Principal Business Office or if None, Residence:
                     -----------------------------------------------------------

                     John W. Casella
                     c/o Casella Waste Systems, Inc.
                     25 Greens Hill Lane
                     Rutland, Vermont  05701

Item 2(c)            Citizenship:
                     ------------

                     United States of America

Item 2(d)            Title of Class of Securities:
                     -----------------------------

                     Class A Common Stock, $.01 par value per share

Item 2(e)            CUSIP Number:
                     -------------

                     14744810

Item 3               Description of Person Filing:
                     -----------------------------

                     Inapplicable

Item 4               Ownership:
                     ----------

                     (a)      Amount Beneficially owned:

                              1,221,250


                              This amount includes 4,800 shares held by Mr. Harry R. Ryan III as trustee for Mr. Casella's children, Lauren Casella, Michael Casella, John

-------------------------
* As of December 31, 1998

                              Casella II, Stephany Casella, Elizabeth Casella and Robert Casella, each a beneficiary of a trust holding 800 shares. Mr. Casella does not have voting power of such shares and disclaims beneficial ownership thereto. In addition, such amount includes 494,100 shares of Class B Common Stock, 135,000 shares of Class A Common Stock which Mr. Casella has the right to acquire within 60 days of December 31, 1998 upon the exercise of options and 135,000 shares of Class A Common Stock which Mr. Casella has the right to acquire within 60 days of December 31, 1998 upon the exercise of warrants.

                      (b)     Percent of class: 8.3%

                      (c)     Number of shares as to which such person has:

                               (i) Sole power to vote or to direct the vote: 1,216,450

                               (ii) Shared power to vote or to direct the vote: 4,800

                               (iii) Sole power to dispose or to direct the disposition of: 1,216,450

                               (iv) Shared power to dispose or to direct the disposition of: 4,800

Item 5               Ownership of Five Percent or Less of a Class:
                     ---------------------------------------------

                     Inapplicable

Item 6               Ownership of More than Five Percent on Behalf of Another
                     Person:
                     --------------------------------------------------------

                     Mr. Harry R. Ryan III has the power to direct the receipt of dividends from, or the proceeds from the sale of, the 4,800 shares subject to the trusts referred to above in
                     Item 4(a), of which Mr. Ryan is the trustee.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:
                     ---------------------------------------------------------

                     Inapplicable

Item 8               Identification of Members of the Group:
                     ---------------------------------------

                     Inapplicable

Item 9               Notice of Dissolution of a Group:
                     ---------------------------------

                     Inapplicable

Item 10              Certification:
                     --------------

                     Inapplicable



                                    SIGNATURE


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                       February 12, 1999
                                                  ----------------------------
                                                             Date

                                                     /s/ John W. Casella
                                                  ----------------------------
                                                         John W. Casella